FERROVIAL SE - RESULTS PRESENTATION ANNOUNCEMENT Amsterdam, 10 February 2025. Ferrovial SE plans to release its financial results corresponding to financial year 2024 on Thursday February 27, 2025 after the closing of the U.S. stock markets. On the following day, Friday February 28, at 15h CET (10h ET), the conference call for the presentation of such results is expected to be held. The event may be followed via webcast or conference call. Access codes will be made available on the website of the Company (www.ferrovial.com). For any additional questions, please contact the Investor Relations Department at ir@ferrovial.com email address or phone at +34 91 586 25 65 in Spain or +31 20 798 3724 in The Netherlands.